FOR IMMEDIATE RELEASE                                                                                                                                                                                                                        News

March 12, 2008                                                                                                                                                                                                                 Nasdaq SmallCap - GTIM

Good Times Announces Acquisition of Two Good Times Franchised Restaurants

(GOLDEN, CO) Good Times Restaurants Inc. (GTIM) today announced that through its wholly owned subsidiary, Good Times Drive Thru Inc., it had acquired two franchised restaurants in Denver from CEDA Enterprises, Inc. for a total of $1.35 million.   The underlying land on one of the restaurants was included in the purchase and with the building, was simultaneously sold in a sale leaseback transaction.   The purchase was funded through a combination of cash, elimination of notes receivable from the franchisee and net proceeds of approximately $863,000 from the sale leaseback transaction.

Commenting on the transaction, Boyd Hoback, President and CEO said "This was an opportunity to acquire two restaurants that, when combined with the low cap rate available in the sale leaseback transaction, will provide an attractive return on capital for us with a limited cash outlay.  We will continue to evaluate the re-franchising or acquisition of restaurants on an opportunistic basis considering many factors including return on capital, operational efficiencies and other capital commitments."

Good Times Burgers & Frozen Custard has 52 restaurants, mostly in Colorado serving high quality, 100% all natural Coleman beef burgers, chicken sandwiches, and fresh frozen custard.

This press release contains forward looking statements within the meaning of federal securities laws.  The word "intend" and similar expressions are intended to identify forward looking statements.  These statements involve known and unknown risks, which may cause Good Times' actual results to differ materially from results expressed or implied by the forward looking statements.  These risks include such factors as the uncertain nature of current restaurant development plans and the ability to implement those plans, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the "Risk Factors" section of Good Times' Annual Report on Form 10-KSB for the fiscal year ended September 30, 2006 filed with the SEC.  Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.

INVESTOR RELATIONS CONTACTS:

Good Times Restaurants Inc.

Boyd E. Hoback, President and CEO, 303/384-1411

Christi Pennington, Executive Assistant, 303/384-1440